SE[illegible] 06005059 COMMISSION
[illegible]49

RECEIVED
MAR 29 2006
SEC MAIL PROCESSING SECTION
WASH., D.C. 209

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Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 17921

REPORT FOR THE PERIOD BEGINNING 2/01/05 AND ENDING 1/31/06
MM/DD/YY M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Bull, Inc.

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10010 Campus Point Drive
(No. and Street)
San Diego, California 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Dalupan, CFO 858-826-4707
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

PROCESSED
JUL 13 2006
THOMSON
FINANCIAL

695 Town Center Drive Costa Mesa, California 92626
(Address) City State Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CM

Bull, Inc.

(A Wholly Owned Subsidiary of Science Applications International Corporation) (SEC I.D. No. 8-17921)

Financial Statements as of and for the Year Ended January 31, 2006, Supplemental Schedule as of January 31, 2006, Supplemental Report on Internal Control, and Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) as a Public Document

OATH OR AFFIRMATION

I, Laura Dalupan, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Bull, Inc. (the "Company") as of January 31, 2006 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

STATE OF CALIFORNIA)
) ss.
COUNTY OF SAN DIEGO)

Subscribed and sworn to (or affirmed) before me on this 23rd day of March 2006, by Laura Dalupan, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person who appeared before me.

NANCY A. WALKER
Commission # 1413299
Notary Public - California
San Diego County
My Comm. Expires May 21, 2007

Notary Public

This report contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Consolidated Statement of Financial Condition.
(x) (c) Consolidated Statement of Income.
(x) (d) Consolidated Statement of Cash Flows.
(x) (e) Consolidated Statement of Changes in Member's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors.
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
() (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
() (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
() (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
() (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x) (1) An Oath or Affirmation.
() (m) A Copy of the SIPC Supplemental Report. (Not Required)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control).

BULL, INC.
(A Wholly Owned Subsidiary of Science Applications International Corporation)

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED JANUARY 31, 2006:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6–7
SUPPLEMENTAL SCHEDULE AS OF JANUARY 31, 2006:	
Computation of Net Capital for Brokers and Dealers Pursuant to SEC Rule 15c3-1	8

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Bull, Inc.
San Diego, California

We have audited the following financial statements of Bull, Inc. (the "Company"), a wholly owned subsidiary of Science Applications International Corporation, for the year ended January 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	2
Statement of Income	3
Statement of Stockholder's Equity	4
Statement of Cash Flows	5

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Bull, Inc. at January 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of Bull, Inc. as of January 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

March 21, 2006

BULL, INC.
(A Wholly Owned Subsidiary of Science Applications International Corporation)

STATEMENT OF FINANCIAL CONDITION
AS OF JANUARY 31, 2006

ASSETS

CASH, Including interest-bearing cash equivalents of $11,286,000	$11,335,000
CASH—Segregated in a special reserve bank account for the exclusive benefit of customers	44,000
FIXED ASSETS, Net of accumulated depreciation of $305,000	4,000
PREPAID EXPENSES	32,000
INTEREST RECEIVABLE	40,000
TOTAL	$11,455,000

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to SAIC	$ 479,000
Payable to Customers	44,000
Total liabilities	523,000
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—25,000 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	7,000
Retained earnings	10,900,000
Total stockholder's equity	10,932,000
TOTAL	$11,455,000

See notes to financial statements.

BULL, INC.
(A Wholly Owned Subsidiary of Science Applications International Corporation)

STATEMENT OF INCOME
FOR THE YEAR ENDED JANUARY 31, 2006

REVENUES:	
Commissions	$2,850,000
Interest income	347,000
Total revenues	3,197,000
EXPENSES:	
Administrative salaries and benefits	1,244,000
Other operating costs	741,000
Occupancy and equipment	159,000
Communications	87,000
Data processing	48,000
License fees and membership dues	39,000
Professional fees	23,000
Total expenses	2,341,000
INCOME BEFORE INCOME TAXES	856,000
PROVISION FOR INCOME TAXES	349,000
NET INCOME	$ 507,000

See notes to financial statements.

BULL, INC.
(A Wholly Owned Subsidiary of Science Applications International Corporation)

STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JANUARY 31, 2006

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
BALANCE—February 1, 2005	25,000	$25,000	$7,000	$10,393,000	$10,425,000
Net income				507,000	507,000
BALANCE—January 31, 2006	25,000	$25,000	$7,000	$10,900,000	$10,932,000

See notes to financial statements.

BULL, INC.
(A Wholly Owned Subsidiary of Science Applications International Corporation)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 507,000
Adjustments to reconcile net income to net cash provided by operating activities:	
Impairment of internally developed software costs	102,000
Depreciation expense	9,000
Increase in cash segregated in a special reserve bank account for the exclusive benefit of customers	(44,000)
Increase in interest receivable	(22,000)
Decrease in prepaid expenses	1,000
Increase in due to SAIC	160,000
Increase in payable to customers	44,000
Net cash provided by operating activities	757,000
CASH AND CASH EQUIVALENTS—Beginning of year	10,578,000
CASH AND CASH EQUIVALENTS—End of year	$ 11,335,000

See notes to financial statements.

1. DESCRIPTION OF COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

Bull, Inc. (the "Company") is a wholly owned subsidiary of Science Applications International Corporation ("SAIC"). The Company is a registered securities broker-dealer that deals exclusively in trades of SAIC stock.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For financial statement purposes, cash and cash equivalents include cash and interest bearing cash equivalents that are highly liquid investments. Such investments are carried at fair value. At January 31, 2006, $11,286,000 represents cash in money market funds.

Fixed assets, stated at historical costs, consist of office equipment, software and construction in process. Office equipment is depreciated over the useful life of the asset of three to seven years. Software is depreciated over a useful life of three years using the straight-line method.

During 2006, certain software development costs previously capitalized in accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,* were deemed to be impaired due to modifications to the stock trading system's project scope and functionality, resulting in significant changes to the software program. As such, the Company recorded an impairment of $102,000 which is included in "other operating costs" in the statement of income for the year ended January 31, 2006. The impairment consisted of accumulated costs of the software which will not be utilized.

Commission income, which is charged only on sales of SAIC stock, is recognized on a trade-date basis, based on commission rates as established by the Company's Board of Directors.

During the year ended January 31, 2006, SAIC billed the Company approximately $2,538,000 for general and administrative support and paid $2,378,000 to SAIC.

The provision for income taxes is recorded based on current year earnings based upon an informal tax sharing arrangement with the Company's parent, SAIC. The Company will be included in the consolidated income tax returns of SAIC. Current and deferred income taxes are recorded in accordance with the liability method as prescribed under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*.

2. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15 to 1. At January 31, 2006, the Company had net capital of $9,749,000, which was $9,499,000 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1 at January 31, 2006.

The Company is exempt from the provisions of Regulation 15c3-3(k)(i) because the Company does not carry margin accounts, promptly transmits all customer funds and delivers all securities received with its activities as a broker and dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Company and its customers through a bank account designated as "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Pursuant to SAIC trade cycles, cash collected from purchasers of SAIC stock is held in a special reserve bank account for the exclusive benefit of customers. This segregated account may carry a balance for a short period of time prior to the settlement of each quarterly trade, at which time those funds would be used to purchase stock in the trade. However, at January 31, 2006, the special reserve account balance was $44,000 for an outstanding check reissued to a customer, subsequent to January 31, 2006.

3. INCOME TAXES

The provision for income taxes for the year ended January 31, 2006, consists of the following:

Federal	$273,000
State	76,000
Total	$ 349,000

The difference between federal tax computed at the statutory federal income tax rate and the actual effective tax rate is due to the effect of state taxes and nondeductible costs. The amount due to SAIC in the statement of financial condition includes $349,000 for income taxes payable to SAIC. There were no deferred tax assets or liabilities at January 31, 2006.

* * * * * *

SUPPLEMENTAL SCHEDULE

BULL, INC.
(A Wholly Owned Subsidiary of Science Applications International Corporation)

SUPPLEMENTAL SCHEDULE—COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-1 AS OF JANUARY 31, 2006

STOCKHOLDER'S EQUITY	$10,932,000
LESS NONALLOWABLE ASSETS:	
Fixed assets	(4,000)
Prepaid expenses	(32,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES OWNED	10,896,000
LESS HAIRCUTS ON SECURITIES OWNED:	
Money market funds	(790,000)
Undue concentration	(357,000)
NET CAPITAL	$ 9,749,000
AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1	$ 479,000
MINIMUM NET CAPITAL REQUIRED (the greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 250,000
EXCESS NET CAPITAL	$ 9,499,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.05 to 1

There are no material differences between net capital as stated above and the Company's Part II (unaudited) FOCUS reports as of January 31, 2006.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

March 21, 2006

To the Board of Directors of
Bull, Inc.
San Diego, California

In planning and performing our audit of the financial statements of Bull, Inc. (the "Company"), a wholly owned subsidiary of Science Applications International Corporation for the year ended January 31, 2006 (on which we issued our report dated March 21, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP